UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15-d 16 of
The Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number:  333-123533

BONTAN CORPORATION INC.

(Translation of registrant's name into English)

47 Avenue Road, Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-123533) as amended, filed by the Company under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Company.

INFORMATION TO WHICH THIS REPORT RELATES

The Company notified its private placees today that beginning today through five o'clock p.m. est on June 8, 2005, the exercise price of the Company's outstanding warrants issued in its private placement completed in May 2004 is reduced from US$1.00 to US$.60 per share.  Thereafter the exercise price of the warrants will be US$1.00 per share until the Board of Directors determines in its discretion that such exercise price should be changed.

The Company will use any funds received from the exercise of outstanding warrants to fund its obligations in its Louisiana natural gas exploration project in which the Company has a 49% working interest.  On May 20, 2005, the Company received a notice of a cash call by the operator of the Louisiana project. The Company’s stated funding obligation is approximately $2,600,000 which will be held in escrow and released as work progresses on the project.  It is anticipated that the funds will be used to purchase a rig once a rig is located and available.  The funds will be  due when demanded by the operator of the project. A demand may be made at anytime although there is no demand currently pending.

The Company does not have adequate funds to meet the entirety of this obligation.  The Company would need to use all or a portion of the proceeds, if any, received upon the exercise of its outstanding warrants.  Failure to obtain sufficient funds from the exercise of outstanding warrants or other adequate financing on a timely basis could cause the Company to sell, reduce or forfeit its interest in its properties, reduce or terminate its operations on such properties or discontinue operations entirely.

EXHIBITS

99.1           Letter to private placees dated June 6, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 6th day of May, 2005.

                                           Bontan Corporation Inc.

                                           By:      /s/  Kam Shah

                                              ----------------------------------

                                              Name:  Kam Shah

                                              Title:    Chief Executive Officer and

                                                          Chief Financial Officer

June 6, 2005

Exhibit 99.1

Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, Ontario, Canada M5R 2G3

T:  416-860-0211

F:  416-361-6228
W:  www.bontancorporation.com

To PRIVATE PLACEE

sent by e-mail to all private placees

Dear Sir or Madam:

PRIVATE PLACEMENT COMPLETED ON MAY 23, 2004

EXERCISE OF WARRANTS ATTACHED TO THE UNITS SOLD UNDER PRIVATE PLACEMENT

Further to our letter of May 25, 2005, The Board of Directors of Bontan Corporation Inc. are  pleased to notify you that It has approved a reduction in the warrant price from US$1 to US$0.60 for a limited period up to and including June 8th, 2005. Please note that after June 8th, 2005, the exercise price of the warrant will revert to its original price of US$1.

If you would like to avail of this special offer, please forward your subscription form, included in your private placement agreement, duly completed and signed as required together with a certified cheque to the Bontan’s corporate office at 47 Avenue Road, Suite 200, Toronto, ON M5R 2G3 on or before June 8, 2005.  Alternatively, wire transfer funds to Bontan at the following address:

Bontan Corporation Inc.

Bank of Montreal, Main Branch Toronto, First Canadian Place, Toronto ON

M5X 1A3  Canada

Account # 4658-156, Bank code 001, Branch code 00022

Bank Phone # 416-867-5050

Please contact undersigned for any questions or clarifications.

Sincerely,

/s/Kam Shah

Kam Shah

Chief Executive Officer

E: kam@bontancorporation.com